May 25, 2006


VIA ELECTRONIC FILING

Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

      RE:   WisdomTree Trust ("Trust")
            Files Nos. 333-132380 and 811-21864

            WisdomTree Total Dividend Fund, WisdomTree High-Yielding Equity Fund, WisdomTree LargeCap Dividend Fund, WisdomTree Dividend Top 100 Fund, WisdomTree MidCap Dividend Fund, WisdomTree SmallCap Dividend Fund, WisdomTree DIEFA Fund, WisdomTree DIEFA High-Yielding Equity Fund, WisdomTree Europe Total Dividend Fund, WisdomTree Europe High-Yielding Equity Fund, WisdomTree Europe SmallCap Dividend Fund, WisdomTree Japan Total Dividend Fund, WisdomTree Japan High-Yielding Equity Fund, WisdomTree Japan SmallCap Dividend Fund, WisdomTree Pacific ex-Japan Total Dividend Fund, WisdomTree Pacific ex-Japan High-Yielding Equity Fund, WisdomTree International LargeCap Dividend Fund, WisdomTree International Dividend Top 100 Fund, WisdomTree International MidCap Dividend Fund, and WisdomTree International SmallCap Dividend Fund (each a "Fund" or collectively the "Funds")

Dear Mr. Sandoe:

      This letter responds to comments received from the staff of the Securities and Exchange Commission (the "Commission") on April 18, 2006 regarding the Trust's registration statement on Form N-1A, which was filed with the Commission on March 13, 2006 (the "Registration Statement"). For your convenience we have restated each comment below followed by the Trust's response. Defined terms have the same meanings as used by the Trust in its Registration Statement.


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Christian Sandoe
May 25, 2006
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      We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the staff's comments, and resolve any matters raised.

1. Comment: (Prospectus/Principal Investment Strategies)

This section, which precedes each Fund's Risk/Return summary, devotes more than three pages to descriptions of the WisdomTree indices. Since each index is described in detail in each Fund's Principal Investment Strategies section (e.g., WisdomTree Dividend Index is described on page 8 of the prospectus) the location and volume of the information in this section tends to obfuscate disclosure about how the Funds will invest their assets. Please either remove this section from the Risk/Return summary of the prospectus or summarize this disclosure into one or two short paragraphs. See Rule 421(a) under the Securities Act.

      Response: Registrant has shortened the disclosure in response to the staff's comment.

2. Comment: (Prospectus/Principal Investment Strategies)

The first sentence of the last paragraph on page 2 states that companies included in the Indices must pay "regular cash dividends." Please define the term "regular cash dividends" in this section.

      Response: Only regular dividends (i.e., established or quarterly dividends as opposed to non-recurring or special dividends) are included in the determination of cash dividends or dividend yield when determining which stocks are eligible for inclusion in each Index. The referenced disclosure has been revised accordingly.

3. Comment: (Prospectus/Principal Investment Strategies)

Disclosure on page 3 states, "To the extent that a Fund's underlying Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, a Fund may similarly concentrate its investments." As it appears that the Funds' Investment Adviser determines the composition of the Indices, this disclosure appears to permit the Funds to reserve the right to concentrate its investments in any industry. The staff has historically taken the position that funds may not reserve the right to concentrate in an industry or group of industries. The First Australia Fund, Inc. (pub. avail. July 29, 1999) (staff agreed that a concentration policy permitting a fund to invest more than 25%, but not more than 35%, of its total assets in companies operating in a single industry, if such companies represented more than 20% of a widely recognized index established and maintained by an unaffiliated third party, did not violate Section 8(b)(1) of the Investment Company Act). Accordingly, please identify the particular industries or groups of industries, if any, in which each Fund proposes to concentrate its investments in each Fund's Principal Investment Strategies section and, as applicable, provide corresponding industry concentration risk disclosure in each Fund's Primary Investment Risks

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Christian Sandoe
May 25, 2006
Page 3


section. In addition, please modify the concentration limitation in the Investment Limitations section on page 19 of the statement of additional information to specify the particular industries or groups of industries, if any, in which each Fund proposes to concentrate its investments. See Section 8(b)(1)(E) of the Investment Company Act and Item11(c)(1)(1v) of Form N-1A.

      Response: The staff has noted that Section 8(b)(1) "permits a fund to implement a concentration policy that allows for some degree of discretion" and that "a fund must clearly describe, in as much detail as is practicable, the circumstances under which a fund may concentrate its investments." (The First Australia Fund, Inc. (pub. Avail. July 29,
      1999)). Registrant believes its current disclosure satisfies this obligation. Each Fund's investment objective is to track its underlying Index. Except for the sector Indexes, no Index is specifically designed to concentrate in any industry. "Industry concentration" is not a specific factor in the general Index construction rules. If a non-sector Index is concentrated it is solely because unrelated Index construction rules have produced this result as an unintended outcome. If an Index is concentrated, the Fund tracking the Index will seek to concentrate to approximately the same extent. Doing so will help each Fund track its Index. It is common practice for index funds to employ this practice, and for such funds to make similar disclosures in their registration statements. Registrant believes this is clear disclosure, insofar as practicable, of both the Funds' intent and of the amount of each Fund's discretion with respect to industry concentration.

      Registrant believes the staff's comment, if implemented, would have the effect of replacing straightforward disclosure that is commonly understood by index investors (and that reflects the Funds and the Advisers' actual intentions) with potentially complex disclosure concerning the impact of unforeseen changes to the Index methodology (that does not reflect the Funds' or the Advisers' actual intentions). The staff's comment seems to not take into account the fact that each Index is governed by written Index construction rules and that, as discussed at great length in the Registrant's application for the standard exemptive relief from the 1940 Act filed with the Commission on April [19], 2006 (the "Application"), extensive policies and procedures have been put in place to separate those persons responsible for portfolio management of the Funds from those persons responsible for Index administration. Each of the over seventy
      (70) WisdomTree Indexes is governed by a detailed set of Index construction rules that sets forth, in great detail, how to determine the constituents of each Index. Among other things, the Index construction rules govern when and how changes to the Indexes can be made. For example, new securities can be added to an Index only at the annual reconstitution date. Changes to the Index rules can only be made upon sixty (60) days prior notice to the public. Such changes can only be made by the "Index Administrator", a senior employee of WTI and/or WisdomTree Asset Management, Inc. ("WTA") who has sole responsibility for the operation of each Index. The Index Administrator does not have any responsibility for portfolio management and is specifically prohibited from sharing non-public information about the Index with those persons at WTA and the Sub-Advisor responsible for portfolio management of the Funds. Similarly, the portfolio managers are

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Christian Sandoe
May 25, 2006
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      prohibited from sharing non-public information about the Funds' portfolios with the Index Administrator.

      The Registrant notes that the disclosure in the prospectus of the BLDRS Index Funds seems to support the Registrant's position. Each BLDRS Index Fund tracks a benchmark index (a "BLDRS Benchmark Index") of depository receipts created and compiled by the Bank of New York ("BNY"). BNY is a prominent participant in the markets for the depository receipts in each BLDRS Benchmark Index. BNY acts as Trustee of each Fund and is responsible for maintaining the portfolio of each BLDRS Index Fund (the BLDRS Index Funds are organized as a UIT). Each BLDRS Index Fund invests in a portfolio of securities in substantially the same weighting as the component securities of its BLDRS Benchmark Index. Each BLDRS Benchmark Index reflects the performance of a specific segment of the market for U.S. exchange-listed depository receipts. Registrant believes the potential for index alteration by an affiliate of a fund presented in the BLDRS Index Funds situation is analogous to the potential for index alteration created by the operation of the Funds and the Indexes because both UITs and open-end investment companies can adjust their portfolios to track their underlying benchmark or index. BNY and the BLDRS Index Funds appear to have addressed the potential for index alteration through the use of a rules-based index methodology and the adoption and implementation of various policies and procedures (such as "firewalls" and other information barriers), which is substantially the same approach taken by the Registrant. Registrant notes that the only reference to industry concentration in the most recent disclosure document for BLDRS Index Funds is "Each Fund is subject to the additional risks associated with concentrating its investments in companies in the market sector that its relevant benchmark BNY ADR Index targets."(1)

      In response to the staff's comments, Registrant has nevertheless decided to "tighten" its disclosure. Instead of saying that a Fund may "similarly concentrate its investments", the prospectus and SAI will be revised to reflect that each Fund may concentrate its investments to "approximately the same extent as its underlying Index." In addition, Registrant shall periodically review each Index's current constituents to make sure that, to the extent each Index (and Fund) is concentrated in any industry, the prospectus and SAI contain appropriate disclosure of this fact and also provide risk disclosure.

      In response to the staff's comments, Registrant has nevertheless decided to "tighten" its disclosure. Instead of saying that a Fund may "similarly concentrate its investments", the prospectus and SAI will be revised to reflect that each Fund may concentrate its investments to "approximately the same proportion as its weighting in the Index." In addition, Registrant shall periodically review each Index's current constituents to make

--------
(1) Prospectus for BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund, and BLDRS Europe 100 ADR Index Fund, dated January 31, 2006, at page 5. (497 filing dated February 6, 2006, SEC Accession No. 0000950123-06-001143).

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Christian Sandoe
May 25, 2006
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      sure that, to the extent each Index (and Fund) is concentrated in any industry, the prospectus and SAI contain appropriate disclosure of this fact and also provide risk disclosure.

4. Comment: (Prospectus/WisdomTree Total Dividend Fund - Principal Investment Strategies)

The second sentence of this section states that the Fund attempts to invest all, or substantially all of its assets in stocks that make up the Index. In addition, disclosure on page 20 of the statement of additional information states that the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities in the Fund's index. Please disclose the Fund's 80% policy in this section of the prospectus. See Investment Company Act Release No. 24828 (January 17, 2001) at footnote 15. Please make corresponding changes to other sections that contain similar disclosure.

      Response: The referenced disclosure has been revised.

5. Comment: (Prospectus/WisdomTree Total Dividend Fund - Index Description)

Please describe in this section the market capitalization range of the Index as of a recent date. Please add corresponding disclosure in the Index Description sections for each Fund described in the prospectus.

      Response: Disclosure regarding the market capitalization of each Index has been added to the Prospectus. For example, with respect to the WisdomTree Dividend Index, the disclosure now states: "As of March 31, 2006, approximately 79% of the capitalization of the Index consisted of companies with market capitalizations over $10.0 billion."

6. Comment: (Prospectus/WisdomTree Total Dividend Fund - Index Description)

The second sentence states that the Index will be comprised of securities that have average daily trading volumes of at least $100,000 for the three months prior to the Index measurement date. As this low minimum daily trading volume limit would permit the Index to include relatively illiquid securities, please describe illiquid securities risk in the Primary Investment Risks section. Please make corresponding changes to other sections that contain similar disclosure.

      Response: Registrant intends for each Fund to invest substantially all of its assets in "liquid" securities. Registrant therefore disagrees with the staff's assessment that disclosure regarding investments in illiquid securities is required. First, Registrant notes that the generally accepted definition of an illiquid security is one that can not be sold or disposed of in the ordinary course of business at the approximate value at which the asset

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Christian Sandoe
May 25, 2006
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      is valued by the fund. Registrant does not expect any Fund to invest in any securities that would be deemed illiquid under this definition. Second, Registrant notes that average daily dollar volume is but one measure of liquidity used by each Fund's underlying Index. The Index construction rules look at other generally accepted measures of liquidity, such as minimum capitalization, cash amount of dividends paid and in some cases share volume traded. Registrant notes that all of the Indexes pass the "generic listing standards" for ETFs set forth in, for example, Rule 1000A of the American Stock Exchange. These rules were designed as a measure of the liquidity and tradability of an ETF's portfolio.

7. Comment: (Prospectus/WisdomTree Total Dividend Fund - Primary Investment
   Risks)

As the Index Description section for this Fund described on page 7 states that the index includes large-capitalization, mid-capitalization and small -capitalization securities, please add small- and mid-capitalization risk. Please make corresponding changes to other sections that contain similar disclosure.

      Response: The requested change has been made. Additional disclosure, commensurate with the percentage of each Fund's investment in mid- or small-capitalization stocks has been added.

8. Comment: (Prospectus/WisdomTree Total Dividend Fund - Fees and Expenses)

The Other Expenses line item in the Annual Fund Operating Expenses section of the table identifies an amount of "None," while footnote "*" to this amount states that there will be de minimis tax and interest expenses incurred by the Fund. Please revise the figure in the table to reflect the appropriate amount. If the amount will be less than one basis point, please reflect this figure as "0.00%" rather than "None." In addition, footnote * states that the Fund's Investment Adviser will pay all expenses incurred by the Fund (except for certain enumerated expenses). Please clarify whether these expenses will be incurred by the Fund but reimbursed by the Investment Adviser or whether these expenses will be incurred directly by the Fund's Investment Adviser on the Fund's behalf. If the Fund will incur these expenses, please revise the table to reflect these expenses and the effect of the reimbursement. Please make corresponding changes to other sections that contain similar disclosure.

      Response: Each Fund's expense chart will now show "0.00%" rather than "None" for the Other Expenses line item. The referenced footnote has been revised. Supplementally, Registrant notes that the only expenses expected to be incurred by the Fund that are required to be disclosed in the Fee Table are (i) the "Management Fee" to be paid to each Fund's Investment Adviser, and (ii) the "Other Expenses", which are expected to be less than 0.00%.


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Christian Sandoe
May 25, 2006
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9. Comment: (Prospectus/WisdomTree Total Dividend Fund - Fees and Expenses)

The paragraph following the expense example states that the example does not reflect sales charges (loads) on reinvested dividends (and other distributions). The Fee table, however, does not disclose that there will be any sales charges (loads) on reinvested dividends or other distributions. Please reconcile this apparent inconsistency. Please make corresponding changes to other sections that contain similar disclosure.

      Response: Since no Fund charges sales charges (loads), the referenced disclosure has been removed.

10. Comment: (Prospectus/WisdomTree High-Yielding Equity Fund - Index
    Description)

As the Fund's name includes the term "Equity," please clarify in this section that the "securities" included in the WisdomTree High-Yielding Equity Index are equity securities. See Rule 35d-I under the Investment Company Act. Please make corresponding changes to other sections that contain similar disclosure.

      Response: The requested change has been made. The term "securities" has been replaced with "stock" because the Funds believe this more precisely describes the types of investments included in the Indexes.

11. Comment: (Prospectus/WisdomTree MidCap Dividend Fund - Principal Investment Strategies)

As the Primary Investment Risks section describes the risks of investments in REITs, please describe a corresponding principal investment strategy to invest in REITs in this section. Please make corresponding changes for WisdomTree SmallCap Dividend Fund.

      Response: Additional disclosure, commensurate with the degree to which each Fund invests in the common stock issued by REITs, has been added.

12. Comment: (Prospectus/WisdomTree MidCap Dividend Fund - Index Description)


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Christian Sandoe
May 25, 2006
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This section states that the securities in the Index will be a subset of the
WisdomTree Dividend Index which will be created by first removing the 300 largest companies from WisdomTree Dividend Index and then removing the smallest 25% of the remaining securities. Please explain to us how the methodology described above results (and will continue to result) in a selection of companies that are deemed to be mid-cap securities. See Rule 35d-1 under the Investment Company Act. In addition, please provide to us the market capitalization range of companies that currently satisfy the Index's selection criteria. Please provide similar information with respect to the WisdomTree International Dividend Fund.

      Response: WTI developed its methodology for classifying Index securities as large-, mid- or small-capitalization based on extensive research and testing. While there is no universally accepted measure of capitalization size, WTI is comfortable that its methodology results, and will continue to result, in classifications that fall within generally accepted industry parameters for classifying companies as large-, mid- or small-capitalization. For example, it is common to define mid-capitalization companies as those companies with market capitalizations between $2.0 billion and $10.0 billion or between $1.5 billion and $10.0 billion. Over 91% of the market capitalization of the MidCap Dividend Index consists of companies with market capitalizations between $2.0 billion and $10.0 billion and approximately 9% of the market capitalization of the MidCap Index consists of companies with market capitalizations less than $2.0 billion. Over 93% of the market capitalization of the International MidCap Dividend Index consists of companies with market capitalizations between $2.0 billion and $10.0 billion. Approximately 7% of the market capitalization of the Index consists of companies with market capitalizations in excess of $10.0 billion. Because there is no generally accepted definition of capitalization size, it is somewhat common for indexes to consist of securities falling slightly outside of specified ranges. In the future, if the Index methodology did not result in a selection of companies deemed to be mid-cap securities, the Index Administrator, in accordance with the Index methodology, would change the Index construction rules to achieve the desired result.

      The WisdomTree Dividend Index breaks down as follows: approximately 79% of the market capitalization of the Index consists of companies with market capitalizations in excess of $10.0 billion, approximately 16% of the market capitalization of the Index consists of companies with market capitalizations between $2.0 billion and $10.0 billion, and approximately 5% of the market capitalization of the Index consists of companies with market capitalizations less than $2.0 billion.

      The non-U.S. equivalent of the broad-market Dividend Index is the Dividend Index of Europe, Far East Asia and Australasia (DIEFA). DIEFA breaks down as follows: approximately 71% of the market capitalization of the Index consists of companies with market capitalizations in excess of $10.0 billion, approximately 22% of the market capitalization of the Index consists of companies with market capitalizations between $2.0 billion and $10.0 billion, and approximately 7% of the market capitalization of the Index consists of companies with market capitalizations less than $2.0 billion.


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Christian Sandoe
May 25, 2006
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13. Comment: (SAI/ Portfolio Holding Disclosure Policies and Procedures)

Please describe in this section any conditions or restrictions placed on the use of information about portfolio securities that is disclosed, including any requirement that the information be kept confidential or prohibitions on trading based on the information, and any procedures to monitor the use of this information. In addition, please describe any policies and procedures with respect to the receipt of compensation or other consideration by the Funds, their investment adviser (or sub-adviser), or any other party in connection with the disclosure of information about portfolio securities. Also, please describe the procedures that the Funds use to ensure that disclosure of information about portfolio securities is in the best interests of the Funds' shareholders, including procedures to address conflicts between the interests of the Funds' shareholders, on the one hand, and any of the entities set forth in Item 1 I(f)(1)(vi) of Form N-1A. Also, please describe the manner in which the board of directors exercises oversight of disclosure of the Funds' portfolio securities. Further, the fifth paragraph states that the Funds' chief compliance officer may authorize the disclosure of portfolio holdings. Please clarify whether (s)he is the only individual that may authorize such disclosures. See Item I l (f)(1) of Form N-1A. Finally, if the Funds have any ongoing arrangements to disclose portfolio holdings information to any third parties, please specifically identify any such parties and provide the disclosure required by Item 11(f)(2) of Form N-1A.

      Response: Exchange traded funds are designed to be fully transparent to the market in order to facilitate efficient creation and redemption of fund shares and a variety of investment and trading strategies. Given the unique structure of exchange traded funds, and consistent with the portfolio holdings disclosure policies of other exchange traded funds, each Fund intends to make publicly available its portfolio holdings on days which it is open for business. The Funds will make the portfolio composition files used in connection with creation and redemption transactions available on a daily basis through the facilities of the National Securities Clearing Corporation and to the Funds' calculation agent (the entity that calculates and disseminates the estimated intra-day portfolio value of each Fund and also calculates and disseminates each Index). The Funds will also publish on the Funds' website on a daily basis each Fund's portfolio holdings as of the end of the prior business day. The Trust notes that this approach is also consistent with the Commission's recognition that portfolio transparency is a significant factor in the effectiveness of the exchange traded fund arbitrage mechanism(2). Thus, the Portfolio Holding Disclosure Policies and Procedures (the "Procedures") adopted by the Board do not place any conditions or restrictions on the use of portfolio holdings information that is publicly disclosed, such as a requirement that the information be kept confidential or

----------
(2) SEC Concept Release: Actively Managed Exchanged Traded Funds, Rel. No. IC-25258; File No. S7-20-01, dated November 8, 2001, at page 10.
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Christian Sandoe
May 25, 2006
Page 10


      prohibit trading on such information, nor do the Procedures contemplate any monitoring of such information once it is publicly disclosed.

      The Funds recognize and intend that investors will have access to the portfolio composition and holdings of each Fund on a daily basis. Based on the experience of other exchange traded funds with substantially similar policies, the Funds believe that (a) frequent disclosure of a Fund's portfolio holdings would be unlikely to lead to "front running" (where other persons would trade ahead of the Fund and the investors assembling the deposit securities for Creation Units), and (b) the frequent disclosures of a Fund's portfolio holdings would not lead to "free riding" (where other persons mirror the Fund's investment strategies without paying the Fund's advisory fees). The Funds expect that disclosure of such information will be used also by fund analysts, fund evaluation services, financial planners and advisers and broker dealers, among others, and will enhance general market knowledge about each Fund's holdings, thereby facilitating efficient creation and redemption activity and minimizing the likelihood that Fund shares will trade with sustained premiums or discounts. In no event will intraday trading information about the Funds' investment portfolios be disclosed. The Board believes that the Procedures are in the best interests of each Fund's shareholders.

      Although the Funds do not intend to do so, in order to preserve flexibility to respond to unforseen circumstances, the Funds' chief compliance officer and the head of the Advisor's legal department are the only persons who may authorize the disclosure of a Fund's portfolio holdings in a manner other than as set forth above.

      As noted above, the only ongoing arrangements the Funds' have to disclose their portfolio holdings are to make their portfolio composition files available on a daily basis through the facilities of the National Securities Clearing Corporation and to the Funds' calculation agent and to disclose portfolio holdings on the Funds' website. The Funds do not receive any compensation or other consideration in exchange for disclosing their portfolio composition files and holdings on a daily basis.

      In light of the foregoing, the Funds do not believe that any changes to the referenced disclosure, which is consistent with consistent the disclosure of other exchange traded funds, is required.

14. Comment: (SAI/ Portfolio Holding Disclosure Policies and Procedures - Online Disclosure of Ten Largest Stock Holdings)

The first sentence states that each Fund intends to disclose its complete portfolio holdings and its ten largest stock portfolio holdings and the percentages that each of these ten largest stock portfolio holdings represent of the Fund's total assets as of the close of the prior business online at wisdomtree.com. The underlined text does not make sense, please revise.

      Response: The referenced disclosure has been revised.

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Christian Sandoe
May 25, 2006
Page 11


15. Comment: (SAI/ Investment Limitations)

The last sentence of the first paragraph states that any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the Fund's investment policies and limitations. Please clarify that this statement does not apply to the Fund's limitations on borrowing. See Section 18(f)(1) of the Investment Company Act.

      Response: The referenced disclosure has been revised.

16. Comment: (SAI/ Portfolio Managers)

The first sentence of the second paragraph describes the other registered investment companies and pooled investment vehicles that Messrs. Zyla and Rose manage jointly but does not identify whether either of these individuals manages any other funds or accounts separately. If either Portfolio Manager manages any additional funds or accounts separately, please also provide corresponding disclosure for such funds or accounts in this section. See Item 15(a)(2) of Form N-1A.

      Response: The referenced disclosure will be revised.

17. Comment: (SAI/Portfolio Manager Compensation)

The third paragraph states that Portfolio Managers for each Fund manage multiple portfolios for multiple clients. Please provide a description of any material conflicts of interest that may arise in connection with the Portfolio Managers' management of the Funds' investments, on the one hand, and the investments of the other funds and accounts, on the other. See Item 15(x)(4) of Form N-1A.

      Response: Registrant believes that the third paragraph under the heading "Portfolio Manager Compensation" does, in fact, comply with Item 15(a)(4) of Form N-1A. Registrant notes that the paragraph includes the following statements about potential conflicts:

      "A portfolio manager may place transactions on behalf of other accounts that are directly or indirectly contrary to investment decisions made on behalf of the Fund, or make investment decisions that are similar to those made for the Fund, both of which have the potential to adversely impact the Fund depending on market conditions. For example, a portfolio manager may purchase a security in one portfolio while appropriately selling that same security in another portfolio. In addition, some of these portfolios have fee structures that are or have the potential to be higher than the advisory fees paid by the Fund. However, the compensation structure for portfolio managers generally does not provide any incentive to favor one account over another because that part of a manager's bonus based on performance is not based on the performance of one account to the exclusion of others."


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Christian Sandoe
May 25, 2006
Page 12


18. Comment: (General Comments)

      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supple mentally, or on exhibits added in any pre - effective amendments.

      Response: Registrant acknowledges that the staff may have additional comments.

19. Comment: (General Comments)

      If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

      Response: Registrant does not expect to rely upon Rule 430A.

20. Comment: (General Comments)

      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

      Response: Registrant filed an amended exemptive application with the Commission on April 19, 2006. Notice of the Registrant's exemptive application was published in the Federal Register on May 18, 2006. See Release IC-27324.

21. Comment: (General Comments)

      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

      Response: A pre-effective amendment to the Registration Statement was filed on May 25, 2006.

22. Comment: (General Comments)

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information

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Christian Sandoe
May 25, 2006
Page 13


      investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Response: Registrant and its management acknowledge their responsibilities.

                                    * * * * *

      It is anticipated that the Trust will seek effectiveness of the Registration Statement, as amended, on June 9, 2006. The Trust will in connection therewith make the requested representations and file the necessary acceleration request.

      If you have any further comments or questions regarding this response, please contact A. Michael Primo at (212) 536-4852 or Robert J. Borzone, Jr. at
(212) 536-4029. Thank you for your attention to this matter.




                                   Very truly,

                                   /s/ A. Michael Primo
                                   A. Michael Primo